UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-143767

TRXADE GROUP, INC.

(Exact name of registrant as specified in its charter)

19029 North Dale Mabry Highway

Lutz, Florida 33548

Telephone: (813) 601-3533

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock, $0.00001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	.

Rule 12g-4(a)(2)	X .

Rule 12h-3(b)(1)(i)	.

Rule 12h-3(b)(1)(ii)	.

Rule 15d-6	X .

Approximate number of holders of record as of the certification or notice date:  223

Pursuant to the requirements of the Securities Exchange Act of 1934 Trxade Group, Inc.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2014	By:	/s/ Suren Ajjarapu
Suren Ajjarapu, Chief Executive Officer

** The undersigned on behalf of the Company, Trxade Group, Inc., formerly Xcellink International, Inc., is terminating its registration.